Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Six Months Ended
June 30, 2013
Loss from Continuing Operations Before Taxes	$(118.3)
Add:
One-third of rents	5.8
Interest expense	39.5
Amortization of capitalized interest	4.6

Loss from Continuing Operations	$(68.4)

Fixed charges:
One-third of rents	$5.8
Interest expense	39.5
Interest capitalized	11.3

Fixed Charges from Continuing Operations	$56.6

Ratio of Earnings to Fixed Charges from Continuing Operations	*

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and amortization of capitalized interest.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.

* Earnings for the six months ended June 30, 2013, were inadequate to cover fixed charges. For the six months ended June 30, 2013, additional earnings of $125.0 million would have been required to make the ratio 1.0x.